UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 16 December 2013

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	16 December 2013

AIB - European Banking Authority Recapitalisation Exercise 2013

Allied Irish Banks, p.l.c. ("AIB") notes the announcements made today by the European Banking Authority (EBA) and the Central Bank of Ireland (CBI) regarding the information of the EU-wide Transparency Exercise 2013 and fulfilment of the EBA Board of Supervisors decision.

To view the published results including the EBA disclosure templates for AIB please see
www.aib.ie/investorrelations

- ENDS -

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email : niamh.n.hennnessy@aib.ie

Background 2013 EU-wide Transparency Exercise

In May 2013 the EBA adjusted the timeline of the next EU-wide stress test so to conduct the exercise in 2014 once the asset quality reviews are completed. However, to ensure transparency and comparability over the years, the EBA's Board of Supervisors decided to provide, in the second half of 2013, appropriate disclosure on the actual exposures of the EU banking sector. In its October meeting the BoS agreed on the form and scope of the transparency exercise to be conducted in November/December 2013 to assure a sufficient and appropriate level of information for market participants.

The sample of the exercise includes 64 banks and for each of them the following set of information was collected for disclosure:

i. Composition of capital¹
ii. Composition of RWA by risk type²
iii. Exposures to sovereigns (central, regional and local governments) in EEA³ (direct and indirect exposures by maturity buckets and country)
iv. Credit risk exposures (defaulted and non-defaulted) and RWAs by country with breakdowns for Institutions, Commercial RE, Retail & Corporate⁴; displayed by regulatory approach (A-IRB, F-IRB, STA)
v. LTV per portfolio, value adjustments and provisions
vi. Market risk and securitisation exposures

¹Current capital definition augmented by information in accordance with EBA's capital preservation recommendation
²Credit risk, market risk, securitisation, other credit risk, operational risk, transitional floors and others
³For the Recap, only EEA sovereigns have been considered since the purpose was to compute the sovereign buffer.
⁴Exact breakdown as follows: Central Government, Institutions, Corporates, Retail (of which SMEs, secured by RE property, revolving and others), Equity, Securitisation and other assets.

Important Information
AIB has c.521 billion ordinary shares, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC), mainly following the issue of 500 billion ordinary shares to the NPRFC at €0.01 per share in July 2011.

This statement should be considered in parallel with AIB's Half Yearly Financial Report for 2013 and Interim Management Statement of 14 November 2013, copies of which including full disclosures and notes to the financial statements can be found at the following link:

www.aibgroup.com/investorrelations

The contents of this statement and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This update is for information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

This statement contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the AIB Group. In particular, among other statements in this statement, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, margins, capital ratios, estimates of capital expenditures, and plans and objectives for future operations.

Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, the outcome of the Central Bank of Ireland's Asset Quality Review and Balance Sheet Assessment, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy in particular in relation to its leaving the financial support package from the EU/IMF, the Group's markets, particularly for retail deposits which are at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and the increased risk of payment default and depressed Irish property prices, may give rise to increased losses experienced by the Group, the Group also faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful, risk of litigation arising from the Group's activities.

Nothing in this statement should be considered to be a forecast of future profitability or financial position and none of the information in this statement is or is intended to be a profit forecast or profit estimate. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 16 December 2013

By: ___________________

                                                                                                                                             Paul Stanley
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.